August 29, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GlassBridge Enterprises, Inc.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 24, 2017

File No. 001-14310

Dear Mr. Spirgel:

GlassBridge Enterprises, Inc., a Delaware corporation (“GLAE” or “GlassBridge”), on behalf of itself and GLAE’s wholly owned subsidiary GlassBridge Asset Management, LLC, a Delaware limited liability company (“GBAM”), is writing to submit GLAE’s responses to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received on August 16, 2017, relating to GLAE’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2016, filed via EDGAR on March 24, 2017 (the “Annual Report”).

For ease of review, we have set forth below each comment in bold and GLAE’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Annual Report.

1.	Please explain why GlassBridge and GBAM have not registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and, to the extent that GlassBridge and/or GBAM intend to register as investment advisers in the future (e.g., once GlassBridge launches its Asset Management Business (as defined on page 3 of the Form 10-K)), please state so.

Response:

GLAE Is Not an Investment Adviser

GLAE is not, nor following the completion of the launch of its asset management business will GLAE be, an “investment adviser,” as such term is defined in the Investment Advisers Act of 1940, as amended (the “Advisers Act”). An “investment adviser” is generally defined under Section 202(a)(11) of the Advisers Act as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” GLAE does not, nor does GLAE have any present intention of, engaging in any of the business activities described in Section 202(a)(11) of the Advisers Act. For additional information about GLAE’s current and intended business activities, see the section below captioned “GLAE is Not an Investment Company” in the response to the Commission’s comment 2 below.

1099 HELMO AVE. N. – SUITE 250

OAKDALE, MINNESOTA 55128

(651) 704-4000

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

GBAM Is an Exempt Reporting Adviser

GBAM, a wholly owned subsidiary of GLAE, is an early stage investment adviser, formed on January 6, 2017, that acts solely as an adviser to private funds and has assets under management of less than $150,000,000. Accordingly, GBAM intends, for a period of time, to operate as an investment adviser exempt from the registration requirements of the Advisers Act (an “exempt reporting adviser”) pursuant to Rule 203(m)-1 promulgated under the Advisers Act. On August 4, 2017, GBAM filed with the Commission a Uniform Application for Investment Adviser Registration and Report by Exempt Reporting Advisers on Form ADV (the “GBAM Form ADV”). The facts and circumstances underlying GBAM’s qualification as an exempt reporting adviser are more particularly set forth in the GBAM Form ADV. If in the future GBAM’s business activities as an investment adviser would render GBAM no longer eligible to qualify as an exempt reporting adviser, GBAM would register as an investment adviser pursuant to the requirements of the Advisers Act and the rules and regulations promulgated thereunder.

2.	Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act of 1940 (the “Company Act”) with respect to GlassBridge.

Response:

GLAE Is Not an Investment Company

GLAE is not an “investment company,” as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, an issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if such issuer:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	is engaged or proposes to engage in the business of investing, reinvesting or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities (as defined in Section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.1/

Sections 3(b) and 3(c) of the Investment Company Act, as well as certain rules promulgated under these and other provisions of the Investment Company Act, provide certain exclusions or exceptions from the foregoing definitions.

GLAE is and holds itself out as a holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of (a) providing asset management services through its wholly owned subsidiary GBAM and (b) operating the Nexsan Business (as defined in the Annual Report) through its controlling interest in its partially owned subsidiary NXSN Acquisition Corp, a Delaware corporation (“NXSN”). GLAE is not nor does it hold itself out as a company that is engaged primarily or proposes to engage primarily in the business of investing, reinvesting or trading in securities. As such, GLAE is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the Investment Company Act (“Section 3(a)(1)(A)”). Likewise, GLAE’s holdings in “investment securities” – to the extent it could be deemed to hold any – do not exceed 40% of the value of its adjusted total assets on an unconsolidated basis. As such, GLAE is not an investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act (“Section 3(a)(1)(C)”). A more detailed analysis in support of these conclusions follows.

1/	Section 3(a)(1)(B) of the Investment Company Act also defines an “investment company” as an issuer that is engaged or proposes to engage in the business of issuing face-amount securities of the installment type or has been engaged in such business and has any such certificate outstanding. GLAE is not engaged, and does not propose to engage, in the business of issuing face-amount securities of the installment type. Nor does GLAE have any such certificates outstanding.

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

Section 3(a)(1)(A)

Whether an issuer is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) is a factual question. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business.2/ Under these precedents, it is clear that GLAE does not and will not fall within the definition of a Section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

The Issuer’s Historical Development

GLAE (f/k/a Imation Corp.) was formed in 1996 from the spin-off of substantially all the businesses that comprised the data storage and imaging systems groups of 3M Company. GLAE had historically undertaken a series of strategic transformations to leverage GLAE’s global footprint and deep roots in data storage to become a leading player in data storage and security solutions. Starting in 2015, GLAE undertook a substantial restructuring effort that, over time, has resulted in the divestiture of its data storage businesses other than the Nexsan Business. Under the Nexsan Business, GLAE provides enterprise data storage products and services globally. As of December 31, 2016, GLAE employed approximately 167 people worldwide in its Nexsan Business, with approximately 96 employed in the United States and approximately 71 employed internationally. Starting in 2016, GLAE articulated a strategy to transition into a company that is primarily engaged in the business of providing asset management services. Since that time, it has engaged in no business other than operating the Nexsan Business and establishing the asset management business of GBAM.

The Issuer’s Public Representations Concerning its Activities

In GLAE’s public representations, statements and utterances, including those contained in the Annual Report, GLAE has consistently held itself out as a holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of (a) providing asset management services through its wholly owned subsidiary GBAM and (b) operating the Nexsan Business through its controlling interest in its partially owned subsidiary NXSN.

The Activities of the Issuer’s Officers and Directors, and the Extent of Their Involvement in the Management of the Issuer

GLAE’s officers and employees devote the bulk of their time and efforts to the control and oversight of GBAM and the Nexsan Business. The officers and directors of GLAE have historically spent and will continue to spend a de minimis amount of time making proprietary investments for GLAE. GLAE notes that, in accordance with standard industry practice in the alternative asset management industry, GLAE has made investments in the GlassBridge Managed Feeder Funds (as defined below). Such investments are typically made in connection with the delivery of asset management services to potential third-party investors. These investments are consistent with market expectations that GLAE align its interests with prospective third-party investors in the GlassBridge Managed Feeder Funds.

2/	See, Tonopah Mining Co., 26 S.E.C. 426 (1947). See also, SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007).

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

The Nature of the Issuer’s Present Assets

As discussed in further detail below, as of June 30, 2017, GLAE estimates that less than 21.5% of the value of GLAE’s consolidated total assets could be deemed to constitute “investment securities” (as such term is defined in Section 3(a)(2) of the Investment Company Act). GLAE’s balance sheet as of June 30, 2017 included in its Form 10-Q on file with the Commission reflects assets that are consistent with its asset management and Nexsan Business lines, such as accounts receivable, inventories, and plant, property and equipment, as well as goodwill and intangible assets resulting from its acquisition of related businesses. GLAE’s June 30, 2017 balance sheet also shows a sizable holding of assets related to its discontinued businesses. A more detailed discussion of GLAE’s assets is provided in our analysis of GLAE’s status as an investment company under Section 3(a)(1)(C) below.

The Sources of the Issuer’s Present Income

For the fiscal year ending December 31, 2016, GLAE’s total revenues were solely generated by the Nexsan Business. In addition, for the fiscal year ending December 31, 2016, GLAE reported a consolidated net loss of $125.2 million. Substantially all of this loss was derived from GLAE’s current and former operating businesses (from both continuing and discontinued operations) and associated selling, general, administrative and research and development expenses, and from loss from discontinued operations.

Based on these criteria, GLAE is not an “orthodox” investment company that falls within the definition of an investment company set forth in Section 3(a)(1)(A).

Section 3(a)(1)(C)

As of June 30, 2017, GLAE’s holdings in investment securities do not exceed 40% of the value of GLAE’s adjusted total assets on an unconsolidated basis. As such, GLAE is not an investment company that falls within the scope of Section 3(a)(1)(C).

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which … is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in” Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

Because the analysis contemplated in Section 3(a)(1)(C) (the “40% Analysis”) is applied on an unconsolidated basis, in order to determine whether GLAE falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform a “bottom-up” analysis of the GLAE subsidiary organizational structure to identify which of GLAE’s total assets constitute investment securities.3/ The following is GLAE’s analysis of the fair values of the various categories of assets of certain of the GLAE Subsidiaries as determined in good faith by the Board of Directors of GLAE in reliance on certain financial analyses.4/

Valuation Overview and Methodology

The 40% Analysis contained herein is presented based on the value of the assets of GLAE, including GLAE’s net equity position in the Valuated Entities, as of June 30, 2017.

Segment Overview

•	GBAM

As described above, GBAM is an early stage investment adviser that acts solely as an adviser to private funds and has assets under management of less than $150,000,000. GBAM intends, for a period of time, to operate as an exempt reporting adviser. On August 4, 2017, GBAM filed with the Commission the GBAM Form ADV. The facts and circumstances underlying GBAM’s qualification as an exempt reporting adviser and business activities are more particularly set forth in the GBAM Form ADV. Substantially all of the assets of GBAM consist of items that would be typical of the operation of an investment adviser.

GBAM holds certain of the issued and outstanding equity interests of GAI, which may be deemed to constitute an “investment security” because the sole asset of GAI is a minority investment in a private company that operates a joint venture. The value of GBAM’s equity interest in GAI, however, constitutes less than 40% of the value of GBAM’s adjusted total assets and GBAM does not hold any other assets that could be deemed to constitute investment securities. Accordingly, GBAM is not an investment company as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act, and the issued and outstanding equity interests of GBAM (the “GBAM Equity”) on the books of GLAE are not investment securities.

•	NXSN

As described in the Current Report on Form 8-K filed by GLAE with the Commission on January 27, 2017, on January 23, 2017, GLAE closed the transaction contemplated by that certain Stock Purchase Agreement (the “NXSN Stock Purchase Agreement”), dated as of November 22, 2016, by and between GLAE and NXSN, providing for, among other things: (i) the contribution by GLAE of all of the issued and outstanding common stock of Connected Data, Inc., a California corporation, to Nexsan Corporation, a Delaware corporation (“Nexsan”) and (ii) the subsequent sale by GLAE of all of the issued and outstanding common stock of Nexsan to NXSN (the “Stock Sale”). The consideration to be paid to GLAE in respect of the Stock Sale consisted of (i) a senior secured convertible promissory note issued by NXSN in an initial aggregate principal amount of $25,000,000, subject to certain adjustments (the “NXSN Note”), and (ii) a number of shares of common stock, par value $0.01 per share, of NXSN (the “NXSN Common Stock”) representing 50% of the issued and outstanding shares of NXSN Common Stock (the “NXSN Shares”). The remaining 50% of the issued and outstanding shares of NXSN Common Stock are owned by Spear Point Private Equity LP (“SPPE”), an unaffiliated third party. The NXSN Stock Purchase Agreement also contemplates the issuance and sale by NXSN of up to $10,000,000 of NXSN’s Series A Preferred Stock (“NXSN Preferred Stock”) to certain investors identified by NXSN.

3/	As reported in Exhibit 21.1 filed with the Annual Report, GLAE had 46 direct and indirect subsidiaries as of March 24, 2017 (the “GLAE Subsidiaries”). Between March 24, 2017 and June 30, 2017, GLAE did not form or otherwise obtain an interest in any additional subsidiaries. The following three GLAE Subsidiaries could be deemed to hold assets that constitute “investment securities” (the “Potential IS Holding Subs”): (a) GlassBridge Arrive Investor, LLC, a Delaware limited liability company (“GAI”); (b) GBAM; and (c) Legacy Subsidiary No. 1 (as defined below). None of the other GLAE Subsidiaries could be deemed to hold assets that constitute “investment securities”.

4/	For purposes of the 40% Analysis, the assets of the following entities are evaluated based on their “value” as of June 30, 2017, as determined in good faith by GLAE’s Board of Directors in reliance on certain financial analyses (the “Valuated Entities”): (a) GLAE; (b) the Potential IS Holdings Subs; (c) any GLAE Subsidiary directly or indirectly holding an equity interest in one or more of the Potential IS Holding Subs (each, an “Intermediate Subsidiary”); (d) certain other GLAE Subsidiaries. The Valuated Entities do not include certain other GLAE Subsidiaries that constitute assets of GLAE because such other GLAE Subsidiaries are not necessary to include in the 40% Analysis to demonstrate that GLAE is not an investment company under Section 3(a)(1)(C). These other entities hold no “investment securities”.

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

Holders of shares of NXSN Common Stock (including the NXSN Shares), are entitled: (i) to one vote per share; (ii) to vote, exclusively and as a separate class, on all matters relating to the size and composition of the board of directors, and the election and removal of directors, of NXSN; (iii) to vote as a separate class on all amendments to the certificate of incorporation and by-laws of NXSN; and (iv) to vote as a single class on all other matters submitted to the stockholders of NXSN, excluding matters solely affecting the NXSN Preferred Stock. The holders of NXSN Preferred Stock are not entitled to vote for the election of the directors of NXSN.

GLAE also entered into that certain Stockholders Agreement (the “NXSN Stockholders Agreement”), dated as of January 23, 2017, by and among, GLAE, SPPE, NXSN and each holder of NXSN Preferred Stock. Pursuant to the NXSN Stockholders Agreement, GLAE has the right to designate, individually, two of the five directors serving on the board of directors of NXSN, and to designate jointly, with SPPE, an additional independent director to serve on the board, until the NXSN Note is paid in full. GLAE also has consent rights with respect to certain actions proposed to be taken by NXSN, including amendments to NXSN’s organizational documents and issuances of additional capital stock of NXSN.

As a result, the NXSN Note and the NXSN Shares (collectively, the “NXSN Assets”) are not investment securities because NXSN is a majority owned subsidiary of GLAE, and NXSN is not an investment company as defined in the Investment Company Act or a company that is relying on the exclusions provided in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. A majority owned subsidiary of a person is a company 50% or more of the outstanding voting securities of which are owned by that person or by a company which is a majority owned subsidiary of that person. The only “voting securities” of NXSN are shares of NXSN Common Stock, 50% of which are held by GLAE. Accordingly, the NXSN Assets are assets of GLAE that do not constitute investment securities.

Our conclusion that NXSN is not an investment company is based on: (A) information available publicly in filings made with the Commission, including particularly information included in its financial statements included in the Annual Report for the year ended December 31, 2016 and GlassBridge’s Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017; and (B) our good faith determination that neither NXSN nor any subsidiaries of NXSN is an investment company because no such entity (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) holds any investment securities.

•	Discontinued Operations

The GLAE Subsidiaries include various former operating subsidiaries from GLAE’s legacy data storage and imaging systems businesses (each, a “Legacy Subsidiary” and collectively, the “Legacy Subsidiaries”). The unconsolidated assets of the Legacy Subsidiaries consist primarily of cash, deferred tax assets and other long-term assets that, other than with respect to the assets of Legacy Subsidiary No. 1 described below, are not investment securities. The following Legacy Subsidiaries were evaluated for purposes of the 40% Analysis:

o	Legacy Subsidiary No. 1

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

Legacy Subsidiary No. 1 holds certain short-term investments that could be deemed to constitute investment securities. Such short-term investments, however, do not exceed 40% of the value of adjusted total assets of Legacy Subsidiary No. 1. Accordingly, Legacy Subsidiary No. 1 is not an investment company or a company that is relying on the exclusion in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, and the issued and outstanding equity interests of Legacy Subsidiary No. 1 (the “Legacy Subsidiary No. 1 Equity”) held directly and indirectly by GLAE do not constitute investment securities. A portion of the Legacy Subsidiary No. 1 Equity is held directly by GLAE. The remaining Legacy Subsidiary No. 1 Equity is held indirectly by GLAE through certain Intermediate Subsidiaries, none of which holds any assets that could be deemed to constitute investment securities. Accordingly, the Legacy Subsidiary No. 1 Equity is an asset of GLAE that does not constitute investment securities.

o	Other Legacy Subsidiaries

For purposes of the analysis set forth herein, GLAE has not included within the calculation of GLAE assets the value of certain Legacy Subsidiaries that are not investment companies. For example, the assets of certain Legacy Subsidiaries include litigation claims that have not been included because of the difficulty of determining the fair value of these assets. Because these claims constitute substantially all of the material assets of these Legacy Subsidiaries, they are not “investment companies” as defined in Section 3(a)(1)(C) of the Investment Company Act. Accordingly, GLAE’s direct or indirect equity interests in these GLAE Subsidiaries, if included in evaluating its status under Section 3(a)(1)(C), would not be “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.

GLAE 40% Analysis

GLAE’s assets consist primarily of: (A) cash; (B) short term investments in the GlassBridge Managed Feeder Funds, which could be deemed to constitute investment securities (the “GLAE Investments”)5/; and (C) other non-cash assets that are not investment securities (the “GLAE Non-Cash Assets” and together with the GLAE Investments, collectively, the “GLAE Aggregate Assets”), including the GBAM Equity, the NXSN Assets and the Legacy Subsidiary No. 1 Equity.

As of June 30, 2017, the value of the GLAE Investments represented approximately 21.5% of the value of the GLAE Aggregate Assets. Accordingly, GLAE is not and will not be an investment company under Section 3(a)(1)(C).

Additionally:

2a.	Please identify and explain any interests in the “GlassBridge funds” held by or through GlassBridge or GBAM. For instance, please explain if interests in the GlassBridge funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do GlassBridge or GBAM make contributions to the capital of the GlassBridge funds in connection with or apart from the general partner interests? What are the values with regard to each GlassBridge fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

Response:

GBAM serves as an investment adviser to GlassBridge Quant Strategy Master Fund Ltd. (the “GlassBridge Quant Master Fund”), a Cayman Islands exempted company and private fund (a “Qualifying Private Fund”) excluded from the definition of an “Investment Company” under Sections 3(c)(1) and 3(c)(7) of the Investment Company Act. All of the outstanding equity interests of the GlassBridge Quant Master Fund are held by the following “feeder” funds (the “GlassBridge Managed Feeder Funds” and together with the GlassBridge Quant Master Fund, collectively, the “GlassBridge Funds”): (1) GlassBridge Quant Strategy Onshore, LP, a Delaware limited partnership and Qualifying Private Fund (the “GlassBridge Quant Onshore Feeder”), which owns 50% of the outstanding equity interests in the GlassBridge Quant Master Fund, and (2) GlassBridge Quant Strategy Offshore Ltd., a Cayman Islands exempted company and Qualifying Private Fund (the “GlassBridge Quant Offshore Feeder”), which owns the remaining 50% of the outstanding equity interests in the GlassBridge Quant Master Fund.

5/	As of June 30, 2017, the assets of the GlassBridge Funds (as defined below) included only cash. In July 2017, the GlassBridge Funds began to invest in publicly traded equities. For purposes of illustration, the analysis contained herein assumes that the GlassBridge Funds held investment securities as of June 30, 2017.

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

The general partner of the GlassBridge Quant Onshore Feeder is GlassBridge Quant Strategy GP, LLC, a Delaware limited liability company and wholly owned subsidiary of GBAM (the “GlassBridge Quant GP”). On June 7, 2017, GLAE entered into a subscription agreement to purchase $5,000,000 of limited partnership interests of the GlassBridge Quant Onshore Feeder. There are currently no other limited partners of or subscribers for limited partnership interests in the GlassBridge Quant Onshore Feeder. The GlassBridge Quant Offshore Feeder is a Cayman Islands exempted company rather than a partnership and, accordingly, has no general partner. On June 7, 2017, GLAE entered into a subscription agreement to purchase $5,000,000 of shares issued by the GlassBridge Quant Offshore Feeder. There are currently no other shareholders or subscribers for shares of GlassBridge Quant Offshore Feeder.

GBAM does not hold any general partnership or limited partnership interests in the GlassBridge Managed Feeder Funds. GBAM is the holder of 100% of the membership interests of the GlassBridge Quant GP, whose only asset on an unconsolidated basis is its general partnership interest in the GlassBridge Quant Onshore Feeder.

The valuation methodology used to value the interests in the GlassBridge Managed Feeder Funds is as set forth in the constitutive documents for such funds and is consistent with customary valuation methodologies in the market. The values of the interests are calculated from time to time by the administrator for the GlassBridge Managed Feeder Funds based on the market value of securities held by such funds. Pursuant to Section 2(a)(41)(B) of the Investment Company Act, the value of securities is the market value when market quotations are readily available.

2b.	Please explain why an investment in GlassBridge is not equivalent to an investment in a fund of funds.

Response:

GLAE is not a fund of funds. As is more fully disclosed in the Annual Report, GLAE is a holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of (a) providing asset management services through its wholly owned subsidiary GBAM and (b) operating the Nexsan Business through its controlling interest in its partially owned subsidiary NXSN. An investor in the common stock of GLAE is, accordingly, an investment in GLAE’s operating companies. The business operations, economics and risks of investing in GLAE are very different from those of investing in a fund of funds. The value of an investment in GLAE’s common stock will not simply be based on the investment returns achieved on a portfolio of investments in multiple underlying investment funds. Instead, the value of GLAE’s common stock will primarily be based on the cash flow (a) GBAM will receive in the form of fee income from management of its investment funds and (b) NXSN will receive from the operation of the Nexsan Business. Investors in GLAE are intended to benefit from GLAE’s receipt of such revenues, which are not income streams shared by investors in a fund of funds. In contrast, investors in a fund of funds receive only their percentage interests in the actual return of the fund (net of management fees and other expenses). These fundamental differences in the nature of GLAE’s business are reflected in the risk factors disclosed in the Annual Report, which differ significantly from the risks that would be identified in the offering document for a fund of funds. As Andrew J. Donahue, former Director of the Division of Investment Management at the Commission, pointed out in testimony before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives concerning public offerings of managers of hedge and private equity funds, “it is important to consider that the public investors are buying a share of the entity managing these funds, rather than a share in the underlying funds.” 6/

6/	Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

U.S. Securities & Exchange Commission – Division of Corporate Finance

Tuesday, August 29, 2017

Please contact me at (651) 704-4000 if you have any questions or require any additional information.

Sincerely yours,

/s/ Tavis J. Morello

Tavis J. Morello, Esq.

General Counsel and Corporate Secretary

GlassBridge Enterprises, Inc.

cc:	Joel L. Rubinstein, Esq. – Winston & Strawn LLP

Thomas J. Kelly, Esq. – Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jason M. Hill, Esq. and Wendell M. Faria, Esq. – Paul Hastings LLP